August 26, 2014

Via EDGAR and U.S. Mail

Pamela A. Long, Assistant Director

Edward M. Kelly, Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	NAC Global Technologies, Inc.,
Formerly LipidViro Tech, Inc.
Amendment 2 to Current Report on Form 8-K
Filed July 21, 2014
File No. 0-49655

Dear Ms. Long and Mr. Kelly:

We hereby submit the responses of NAC Global Technologies, Inc., formerly known as LipidViro Tech, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated August 6, 2014, to Vincent Genovese, Chief Executive Officer of the Company, in regard to the above-referenced Amendment 2 to Current Report on Form 8-K (the “Second Amendment”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the respective page numbers in the Second Amendment. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Second Amendment, as indicated in the specific response.

Our Corporate History and Background, page 4

1.	Please clearly explain how you are affiliated with Conic Systems, Inc. or Conic. We note your disclosure that Conic is operated on a "parallel but legal stand-alone basis," but this does not explain how you are affiliated. Please clarify that Mr. Vincent Genovese manages as chief executive officer to both companies.

Company Response: Vincent Genovese is President and Chief Executive Officer of both the Company and Conic Systems, Inc. We have clarified our disclosure accordingly.

2.	Revised disclosure indicates that you found two vendors capable of providing the necessary cutting tools in the United States and that you have decided to purchase domestically. Identify the two vendors. See Item 101(h)(4)(v) of Regulation S-K. Additionally, disclose whether you have supply agreements with them, and, if so, advise what consideration you have given to filing the supply agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Company Response: We do not have any supply agreements with vendors. We have identified the venders in the disclosure.

3.	Revised disclosure indicates that limited acceptable vendor sources are available for custom cross roller bearings. Identify your limited acceptable vendor sources for custom cross roller bearings. See Item 101(h)(4)(v) of Regulation S-K. Additionally, disclose whether you have supply agreements with them, and, if so, advise what consideration you have given to filing the supply agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Company Response: We do not have any supply agreements with vendors. We have identified the vendors in the disclosure.

4.	Regarding your agreement with Mr. Vincent Genovese to acquire the outstanding shares of Conic, we note that you have made a deposit to acquire Conic, but that you have no current plans or means to consummate the acquisition. Please elaborate significantly on the terms of this agreement. For example, please address:

•	What NAC Global Technologies' rights are to terminate the agreement or simply not purchase any shares under the agreement. In this regard, we note that you have no current plans or means to consummate the acquisition.

Company Response: The Company and Mr. Genovese entered into a side letter dated August 25, 2014 (deemed effective as of May 15, 2014) in order to clarify the existing understandings between the parties, pursuant to which NAC Drive Systems, Inc. has the right to terminate the agreement. We have revised our disclosure to reflect the terms of the side letter agreement between the parties. We have also filed the side letter agreement as Exhibit 10.8.

•	What is the date by which Mr. Genovese will be required to refund your $50,300 deposit if the purchase does not take place?

Company Response: The Company and Mr. Genovese entered into a side letter dated August 25, 2014 (deemed effective as of May 15, 2014) in order to clarify the existing understandings between the parties, pursuant to which, Mr. Genovese must return the deposit if the Company has not purchased his shares in Conic Systems, Inc. by the fourth quarter (4th) of fiscal year 2015. We have revised our disclosure to reflect the terms of the side letter agreement between the parties. We have also filed the side letter agreement as Exhibit 10.8.

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•	What is basis of the parties' agreement to a "ten year payout"? We did not see where this term is reflected in the shareholder option sale agreement filed with your May 5 8-K. Please also explain what this means. For example, does it mean that NAC has ten years to purchase the shares from Mr. Genovese, or that once it purchases the shares, it has a ten year period within which to pay for them?

Company Response: NAC Drive Systems, Inc. and Mr. Genovese agreed, subsequent to the shareholder option sale agreement, to permit NAC Drive Systems’ Inc. to purchase Mr. Genovese’s shares in Conic Systems, Inc. through installment payments extending for a period of ten (10) years. However, the parties have since determined that payout to not be in each party’s respective best interests. Pursuant to the previously referred to side letter agreement, the parties have voided that oral modification to the shareholder option sale agreement. We have revised our disclosure to reflect the terms of the side letter agreement. We have also filed the side letter as Exhibit 10.8 to this filing.

•	What is the basis of the parties' agreement to treat the $50,300 that you have paid to Mr. Genovese as a refundable deposit? There is no provision for a deposit reflected in the shareholder option sale agreement. In fact, the provision of the agreement stating that "[a]ny shares not acquired during calendar year 2011, will bear an increased purchase price at 4.875% per year, compounded until such time as NAC HARMONIC DRIVE, INC. has fully acquired all 750 Genovese shares" suggests that NAC could be purchasing shares from Mr. Genovese from time to time until all of the 750 shares are acquired. Please clarify, in your disclosure, whether NAC acquired any shares from Mr. Genovese in consideration for the $50,300 paid.

Company Response: The Company has not acquired any shares from Mr. Genovese in consideration for the $50,300 deposit. The basis for treating the Company’s $50,300 deposit as a refundable deposit was an oral modification subsequent to the shareholder option sale agreement prior to the Company’s going public. The aforementioned side letter agreement entered into between NAC Drive Systems, Inc. and Mr. Genovese confirms that oral modification. We have clarified our disclosure accordingly. We have also filed the side letter agreement as Exhibit 10.8 to this filing.

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•	Clarify how you will determine when it is "economically feasible" to consummate the acquisition. For example, is there a threshold amount of available cash from operations that is necessary to purchase some or all of the shares? Would you purchase shares from time to time as cash becomes available until you have purchased all 750 shares, or must you purchase all 750 shares if you purchase any?

Company Response: We have deleted the term “economically feasible” and have clarified that we plan to acquire 100% of Mr. Genovese’s shares in Conic Drive Systems, Inc. when: (a) the Company has received financing in the collective minimum amount of one million five hundred dollars ($1,500,000) or it has accumulated through organic operations an equivalent amount readily available in cash; and (b) until it is more probable than not that the Company will not operate at a loss during the fiscal quarter following the purchase of the Shares is likely (such probability shall be determined by the Company’s independent accountants).

•	Please provide appropriate risk factor disclosure on your agreement with Mr. Genovese to acquire the outstanding shares of Conic, focusing on the interested party nature of the agreement and Mr. Genovese's discretion to control or influence further deposits or purchases under the agreement, and that fact that a significant amount of NAC's cash has been used to provide him with a deposit for a transaction that NAC currently does not anticipate consummating. We may have additional comments upon review of your disclosure.

Company Response: We have provided the appropriate risk factor.

Aerospace and Defense Market, page 7

5.	We note your disclosures regarding your active sales pipeline with quotations or executed letters of intent exceeding $10 million. Please clarify whether any portion of this amount is subject to any binding contract, and, if not, please state that there can be no assurance that any part of this amount will actually be contracted or result in any revenue.

Company Response: We currently have only entered into non-binding letters of intent for sales in the aerospace and defense sector. We have revised our disclosure accordingly.

Currently, our sales are concentrated in a few customers..., page 14

6.	Revised disclosure indicates that two customers represented 49% of your revenue for the year ended December 31, 2013. Disclose the amount of revenue attributable to each of the two customers.

Company Response: We received revenue of $147,420 and $191,223 from our two customers for the year ended December 31, 2013. We have revised our disclosure accordingly.

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If our pending patents, or our other intellectual property rights, do not adequately protect our technologies..., page 14

7.	Based on your response to prior comment 11 that you have only applied for patents and have no issued patents, the statements that "Our issued and licensed patents... may expire or may be challenged, invalidated or circumvented...," and "Additionally, upon expiration of other issued patents or licensed patents, we may lose some of our rights..." appear inconsistent with that response. Please revise. Additionally, if you have any licensed patent, so indicate in the business section, and advise what consideration you have given to filing any licensed patent agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K. We note the disclosure on page 23 that Mr. Vincent Genovese has a United States patent for a harmonic gearbox design.

Company Response: The Company does not currently have any issued or licensed patents. We have revised our disclosure accordingly.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012, page 19

8.	Please elaborate on the basis for your projection that your sales pipeline will exceed $30 million annually on a probability-weighted basis as requested in prior comment 2. As noted in our comment, you must have a reasonable basis for all projections that you disclose. If, as indicated in your response, you intended to remove this statement, please do so in your next amendment.

Company Response: We have revised our disclosure accordingly.

Directors and Executive Officers, page 23

9.	We note the response to prior comment 23. In the biographical paragraphs of Ms. Rita O'Connor and Mr. Brian St. Denis, please include specific dates relating to their business experience during the past five years. See Item 401(e) of Regulation S-K.

Company Response: We have added the requested information to our disclosure.

Summary Compensation Table, page 26

10.	Footnotes (1) and (2) indicate that the amounts set out in the table for Mr. Genovese and Mr. Jose Pujol for 2013 and 2012 reflects compensation paid by NAC. We are unable to locate the amount set out in the table for Mr. Genovese in 2012 and Mr. Pujol in 2012 and 2013. Please revise.

Company Response: Mr. Genovese received $0 in compensation in 2012, and Mr. Pujol received $0 in compensation in 2012 and 2013. We have revised our disclosure accordingly.

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Related Party Transactions, page 27

11.	Disclosure under "Properties" on page 22 indicates that you pay a monthly fee of $25,000 for contracted services. It appears that this fee may be payable to Conic or to Mr. Genovese's real estate company that owns the Port Jervis property. If so, please clarify this in this section.

Company Response: The monthly fee is payable to Conic. We have clarified our disclosure accordingly.

Exhibit 2.1

12.	As noted in prior comment 29, the table of contents for the exhibit does not include a complete list of attachments. Additionally, you did not file schedule 5.7 as an attachment to the exhibit. See Item 601(b)(2) of Regulation S-K. Please revise.

Company Response: We have revised the exhibit to include a table of contents for a complete list of attachments and Schedule 5.7. We have re-filed the exhibit accordingly.

Exhibit 10.7

13.	We note that you did not file the attachments to the exhibit. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K has no provision for excluding attachments to an exhibit. Please refile the exhibit with its attachments by amendment to the Form 8-K.

Company Response: We have revised the exhibit to include the attachment and have re-filed Exhibit 10.7 accordingly.

Exhibit 99.2

Notes to the Unaudited Pro Forma Financial Statements, page 4 Pro Forma Adjustments, page 4

14.	We note your response to prior comment 45 and your revision to the filing. However, it appears to us that the $275,000 payment to the shareholders who assumed the liabilities of the company is a non-recurring expense that should be disclosed but should not be included in either the annual or the interim pro forma statements of operations. Please advise, or revise as appropriate.

Company Response: We agree with the comment and have removed the amount from the pro forma statements of operations. We have also revised the pro forma statements to reflect the change in the accounting of the embedded conversion option on the convertible note.

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We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our securities counsel at (212) 603-6300.

Respectfully submitted, NAC GLOBAL TECHNOLOGIES, INC.

By:	/s/ Vincent Genovese
Name: Vincent Genovese Title: President and CEO

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